MARCUS & MILLICHAP, INC.

23975 Park Sorrento, Suite 400

Calabasas, CA 91302

October 28, 2013

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tom Kluck, Branch Chief
Kristina Aberg, Attorney-Advisor
Jennifer Monick, Senior Assistant Chief Accountant
Shannon Sobotka, Staff Accountant

Re:	Marcus & Millichap, Inc. Registration Statement on Form S-1 (File No. 333-191316), and corresponding Registration Statement on Form 8-A (File No. 001-36155)

Acceleration Request

Requested Date:	October 30, 2013
Requested Time:	3:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, Marcus & Millichap, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Brett Cooper, an attorney with the Company’s outside legal counsel, Orrick, Herrington & Sutcliffe LLP, to orally modify or withdraw this request for acceleration.

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to Mr. Cooper at (415) 773-5918, or in his absence, Ms. Julie Hwang at (415) 773-4214.

[Signature page follows]

Sincerely, MARCUS & MILLICHAP, INC.

By:	/s/ Martin E. Louie
Name: Martin E. Louie Title: Chief Financial Officer

cc:	John J. Kerin, Marcus & Millichap, Inc.
Brett Cooper, Esq., Orrick, Herrington & Sutcliffe LLP
Steven B. Stokdyk, Esq., Latham & Watkins LLP

[Signature Page to Company Acceleration Request]

CITIGROUP GLOBAL MARKETS INC. 388 Greenwich Street New York, New York 10013	GOLDMAN, SACHS & CO. 200 West Street New York, New York 10282

October 28, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Tom Kluck, Branch Chief

Kristina Aberg, Attorney-Advisor

Jennifer Monick, Senior Assistant Chief Accountant

Shannon Sobotka, Staff Accountant

Re:	Marcus & Millichap, Inc.

Registration Statement on Form S-1 (File No. 333-191316)

Acceleration Request

Ladies and Gentlemen:

As representatives of the several underwriters of the proposed public offering of 6,000,000 shares of common stock of Marcus & Millichap, Inc. (the “Company”), we hereby join the Company’s request to accelerate the date of the above-referenced Registration Statement, as then amended, effective as of 3 p.m. (Washington, D.C. time) on October 30, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus, dated October 28, 2013, through the date hereof: approximately 4,029 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned have been informed by the participating underwriters that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(Signature Page Follows)

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
GOLDMAN, SACHS & CO.

As representatives of the several underwriters

By CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Scott Eisen
Authorized Representative

By GOLDMAN, SACHS & CO.

By:	/s/ Adam T. Greene
Authorized Representative